Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Mountain Crest Acquisition Corp. II (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-251557, of our report dated November 17, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Mountain Crest Acquisition Corp. II as of October 16, 2020 and for the period from July 31, 2020 (inception) through October 16, 2020 appearing in the Registration Statement on Form S-1 of Mountain Crest Acquisition Corp. II, filed on December 21, 2020.

/s/ Marcum llp

Marcum llp
New York, NY
January 4, 2021